Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                   Commission File No.  0-32649


Bcom3
                                                                            Memo

April 17, 2002

To:   All Bcom3 Shareholders

From: Roger Haupt

Re:   The Pending Publicis Transaction

A number of you have asked when shareholders' meetings will be held to discuss the pending Publicis Groupe merger with Bcom3 in more detail. Rest assured that you will soon receive substantial documentation and a series of informational meetings will be scheduled in the near future. In the meantime, as I travel throughout the world on business, I am talking to as many of our people as possible about the importance of this merger in securing our collective future.

You are understandably eager to receive more information about the transaction and what it will mean to you, and I plan to communicate as often as possible. But we all have to realize -- and I should have stressed -- in contrast to the merger of the privately held Leo and MacManus Groups in 1999, both Bcom3 and Publicis are public reporting companies. As such, this transaction is subject to numerous legal requirements in both the U.S. and France. For example, any written communication to shareholders about this deal, including this memo, must also be filed with the SEC. This certainly adds another measure of complexity to the process.

After the March 7 announcement of our agreement to merge Bcom3 with Publicis to form the world's fourth largest marketing communications group, in which Dentsu will hold a significant equity stake, the market, industry analysts, press and our clients responded quite favorably. In subsequent weeks, scores of lawyers and bankers and finance professionals, both inside and outside our companies, have been working feverishly on the deal, which is extremely complex. It involves multiple tax, accounting, securities and legal considerations in the U.S., France and Japan, and requires the regulatory approval of several governmental bodies here and abroad. While we don't envision any issues that we can't ultimately resolve, the process is very time-consuming.

With that in mind, I'd like to update you on what we've accomplished so far as well as next steps in this process.

On March 27, Bcom3 submitted its Form 10-K to the SEC. Regularly filed on an annual basis, the 10-K is a 100+-page document covering operations for 2001. It would be required with or without a merger proposal.

Last month, Bcom3 and Publicis filed a joint request with the U.S. Internal Revenue Service for a ruling on certain tax aspects of the deal, and a preliminary joint request with the European Union in Brussels for a ruling regarding anti-competition rules in Europe. In April, we filed a joint request with the U.S. Federal Trade Commission for a ruling regarding U.S. anti-competition law.

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The biggest project on our radar right now is preparing the Form F-4
Registration Statement, which is the primary document that will outline for you as a shareholder the terms of the transaction. This document will be very lengthy and will include information about the transaction, and about Bcom3 and Publicis, as well as pro-forma information on the combined company. We plan to file the Form F-4 with the SEC for their review later in April.

After the SEC has reviewed the F-4, we will print copies of the final version and mail them directly to all shareholders.

Even though the initial F-4 draft will be available online once it's filed with the SEC, it will still be subject to review, comment and revision. As a result, we cannot comment on any aspect of the F-4 until it is final. Once you receive the final version of the F-4 at home, it is critical that you closely review it with your financial and legal advisers. We will also schedule meetings to personally address any questions or comments you may have.

We anticipate having a final Bcom3 shareholders' meeting once all these regulatory requirements are met, at which the results of the shareholder vote will be formally announced.

During the same timeframe, Publicis will be preparing a similar document subject to French law that will be provided to all Publicis shareholders. They will also need to approve the proposed merger.

We are working hard to complete the transaction as quickly as possible, with our target date being toward the end of June. However, our timeline also depends on how quickly several regulatory bodies respond to our filings. As a result, we won't be able to determine a final closing date or set the final shareholders' meeting until we mail the F-4 to you.

As you can see, a lot has happened, and there's still much to do. I thank you for your patience and understanding as we continue to work with Publicis and Dentsu to create a powerful global organization that will greatly benefit our clients, our people, and our shareholders.

/s/ Roger


Additional information

Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133,

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avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the directors and executive officers of Bcom3 is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, which has been filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.